UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to §240.14a-12

ClearOne Communications, Inc.
(Name of Registrant as Specified in Its Charter)

____
(Name of Person(s) Filing Proxy Statement, if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1) Title of each class of securities to which transaction applies:

____

2) Aggregate number of securities to which transaction applies:

____

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

____

4) Proposed maximum aggregate value of transaction:

____

5) Total fee paid:

_____

[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

_____

2) Form, Schedule or Registration Statement No.:

_____

3) Filing Party:

_____

4) Date Filed:

_____



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 20, 2007

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of ClearOne Communications, Inc. (the "Company"), a Utah Corporation, will be held on Tuesday, November 20, 2007, at 9:00 A.M. MST, at the Company's corporate offices, 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116.

Please note that attendance at the Annual Meeting will be limited to shareholders of record (or their authorized representatives) at the close of business on October 1, 2007. Proof of ownership can be a copy of the enclosed proxy card.

The following describes the purpose of the Annual Meeting:

1.   To elect four members of the Company's Board of Directors;

2.   To approve the Company's 2007 Equity Incentive Plan

3.   To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. The Board of Directors recommends that an affirmative vote be cast in favor of all nominees and for each of the proposals listed in the proxy card.

All shareholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to mark, sign, date, and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any shareholder attending the meeting may vote in person even if such shareholder has previously returned a proxy.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Greg A. LeClaire
Greg A. LeClaire
Corporate Secretary

TABLE OF CONTENTS

CLEARONE COMMUNICATIONS, INC.
PROXY STATEMENT

The enclosed Proxy is solicited on behalf of the Board of Directors of ClearOne Communications, Inc. (the "Company") for use at the Company's 2007 Annual Meeting of Shareholders ("Annual Meeting") to be held November 20, 2007 at 9:00 A.M. MST, or at any postponement or adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the above date and time at the Company's corporate offices, 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116.

These proxy solicitation materials are being first furnished to shareholders of the Company on or about October 15, 2007.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record at the close of business on October 1, 2007 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting. On the Record Date, 10,937,539 shares of Common Stock were issued and outstanding. Each shareholder will be entitled to one vote for each share of Common Stock held on the record date.

Voting of Proxies

By completing and returning the accompanying proxy, the shareholder authorizes Zeynep Hakimoglu, Chairman and Chief Executive Officer, and Greg A. LeClaire, Vice-President Finance, as designated on the face of the proxy, to vote all shares for the shareholder. All proxies that are properly signed and dated will be voted as the shareholder directs. If no direction is given, executed proxies will be voted FOR each of the nominees and listed proposals.

Vote Required for Approval

A quorum of the shares of the Company must be present at the Annual Meeting in order for the shareholders to take official action. Under Utah law and the Articles of Incorporation and Bylaws of the Company, a quorum will exist if a majority of the shares issued by the Company and entitled to vote on a matter at the Annual Meeting are present, in person or by proxy. Abstentions and broker non-votes will be considered present at the Annual Meeting and will be counted for purposes of determining whether a quorum exists, but abstentions and broker non-votes will not be counted for purposes of determining the vote on any matter currently proposed for action at the Annual Meeting. The election of directors will be determined by plurality vote. The approval of the 2007 Equity Compensation Plan requires the vote of a majority of the shareholders that are present at the meeting in person or by proxy. The Board of Directors recommends that an affirmative vote be cast in favor of all nominees and for the proposal listed in the proxy card.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, a written notice of revocation, a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Solicitation

The cost of this solicitation will be borne by the Company. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers, and regular employees, without additional compensation, personally or by telephone, facsimile, or telegram.

PROPOSAL ONE - ELECTION OF DIRECTORS

The Company had five directors as of October 1, 2007. The term of each of our directors expires at the 2007 Annual Meeting. At the 2007 Annual Meeting the number of directors comprising the Board of Directors will be reduced from five to four. Four are nominated for reelection at the Annual Meeting to serve until the next Annual Meeting of Shareholders or until their respective successors are duly elected and qualified. Unless otherwise instructed, the proxies will be voted for the election of the four nominees named below. In the event any nominee is unable to serve, the proxies will be voted for a substitute nominee, if any, to be designated by the Board of Directors. The Board of Directors has no reason to believe any nominee will be unavailable.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR ELECTION OF THE NOMINEES NAMED BELOW TO THE BOARD OF DIRECTORS.

Nominees for Director

The following individuals were directors of the Company as of October 1, 2007. All but Harry Spielberg are nominated for reelection as directors of the Company:

Name	Age	Position with ClearOne Communications, Inc.	Director Since
Zeynep "Zee" Hakimoglu	54	Chairman, Chief Executive Officer, and President	2006
Brad R. Baldwin	51	Director	1988
Larry R. Hendricks	64	Director	2003
Scott M. Huntsman	42	Director	2003
Harry Spielberg	51	Director	2001

Zee Hakimoglu joined our Board of Directors in April 2006. Ms. Hakimoglu joined us in December 2003 with more than 15 years of executive and senior-level, high-tech management experience and was appointed as President and Chief Executive Officer in July 2004. She served in a variety of executive business development, product marketing, and engineering roles including Vice-President of Product Line Management for ClearOne from December 2003 to July 2004; Vice-President of Product Line Management for Oplink Communications, a publicly traded developer of fiber optic subsystems and components from December 2001 to December 2002; President of OZ Optics USA, a manufacturer of fiber optic test equipment and components from August 2000 to November 2001; and various management positions including Vice-President of Wireless Engineering and wireless business unit Vice-President for Aydin Corp., a telecommunications equipment company, formerly traded on the New York Stock Exchange from May 1982 until it was acquired in September 1996. She also was Vice-President of Business Development for Kaifa Technology from October 1998 to August 2000 and was instrumental in its acquisition by E-Tek Dynamics, then again acquired by JDS Uniphase. Through these acquisitions, she held the role of Deputy General Manager of the Kaifa business unit. Ms. Hakimoglu earned a Bachelor of Science Degree in Physics from California State College, Sonoma, and a Master's Degree in Physics from Drexel University.

Brad R. Baldwin joined our Board of Directors in October 1988. Mr. Baldwin is an attorney licensed to practice in Utah. Since April 2001, he has been engaged in the commercial real estate business with Commerce CRG in Salt Lake City, Utah. From February 2000 to March 2001, Mr. Baldwin was an executive with Idea Exchange Inc. From October 1994 to January 2000, he served as President and Chief Executive Officer of Bank One, Utah, a commercial bank headquartered in Salt Lake City, Utah. Mr. Baldwin holds a Degree in Finance from the University of Utah and a Juris Doctorate Degree from the University of Washington.

Larry R. Hendricks joined our Board of Directors in June 2003. Mr. Hendricks is a Certified Public Accountant who retired in December 2002 after serving as Vice-President of Finance and General Manager of Daily Foods, Inc., a national meat processing company. During his 30-year career in accounting, he was also a self-employed CPA and worked for the international accounting firm Peat Marwick & Mitchell. Mr. Hendricks has served on the boards of eight other organizations, including Tunex International, Habitat for Humanity, Daily Foods, and Skin Care International. He earned a Bachelor's Degree in Accounting from Utah State University and a Master of Business Administration Degree from the University of Utah. Mr. Hendricks is currently a member of the American Institute of Certified Public Accountants and the Utah Association of Certified Public Accountants.

Scott M. Huntsman joined our Board of Directors in June 2003. Mr. Huntsman has served as President and Chief Executive Officer of GlobalSim, a private technology and simulation company, since February 2003 and Chief Financial Officer from April 2002 to February 2003. Prior to GlobalSim, he spent 11 years on Wall Street as an investment banker, where he focused on mergers, acquisitions, and corporate finance transactions. From August 1996 to 2000, Mr. Huntsman served at Donaldson, Lufkin and Jenrette Securities Corporation until their merger with Credit Suisse First Boston where he served until October 2001. Mr. Huntsman earned a Bachelor's Degree from Columbia University and a Master of Business Administration Degree from The Wharton School at the University of Pennsylvania. He also studied at the London School of Economics as a Kohn Fellowship recipient.

Security holders who would like to send communications to the Board may do so by submitting such communications to ClearOne Communications, Inc., 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116, Attention: Corporate Secretary. The communications will then be forwarded to the Board. The Board suggests, but does not require, that such submissions include the name and contact information of the security holder making the submission and a description of the matter that is the subject of the communication.

STOCK OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding ownership of our common stock as of August 30, 2007 by (i) each person known to us to be the beneficial owner of more than 5 percent of our outstanding common stock, (ii) each director, (iii) the named executive officers, and (iv) all of our named executive officers and directors as a group. Each person has sole investment and voting power with respect to the shares indicated, subject to community property laws where applicable, except as otherwise indicated below. The address for each director and officer is in care of ClearOne Communications, Inc., 5225 Wiley Post Way, 5th Floor, Salt Lake City, Utah 84116.

Names of Beneficial Owners	Amount of Beneficial Ownership	Percentage of Class[1]
Beneficial Owners		
Edward Dallin Bagley[2]	1,866,883	16.1%
FMR Corp.	940,503	8.1%
Royce & Associates Inc.	710,344	6.1%
Total	3,517,730	30.3%
Directors and Executive Officers		
Zee Hakimoglu[4]	225,489	1.9%
Brad R. Baldwin[3]	223,082	1.9%
Harry Spielberg[5]	100,416	0.9%
Tracy A. Bathurst[6]	89,087	0.8%
Larry R. Hendricks[7]	50,416	0.4%
Scott M. Huntsman[8]	50,416	0.4%
Marthes Solamuthu[9]	24,983	0.2%
Greg A. LeClaire[10]	11,274	0.1%
Steven Andresen[11]	0	0.0%
Directors and Executive Officers as a Group (9 people)[12]	775,163	6.7%

[1] For each individual included in the table, the calculation of percentage of beneficial ownership is based on 10,962,711 shares of common stock outstanding as of August 30, 2007 and shares of common stock that could be acquired by the individual within 60 days of August 30, 2007, upon the exercise of options or otherwise.

[2] Includes 126,166 shares held by Mr. Bagley's spouse with respect to which he disclaims beneficial ownership and options to purchase 48,416 shares that are exercisable within 60 days after August 30, 2007.

[3] Includes 88,666 shares held in the Baldwin Family Trust; 9,000 shares owned directly, which are held in an IRA under the name of Mr. Baldwin; and options to purchase 125,416 shares that are exercisable within 60 days after August 30, 2007.

[4] Includes options to purchase 204,166 shares that are exercisable within 60 days after August 30, 2007.

[5] Includes options to purchase 100,416 shares that are exercisable within 60 days after August 30, 2007.

[6] Includes options to purchase 88,589 shares that are exercisable within 60 days after August 30, 2007.

[7] Includes options to purchase 50,416 shares that are exercisable within 60 days after August 30, 2007.

[8] Includes options to purchase 50,416 shares that are exercisable within 60 days after August 30, 2007.

[9] Includes options to purchase 19,444 shares that are exercisable within 60 days after August 30, 2007.

[10] Includes options to purchase 0 shares that are exercisable within 60 days after August 30, 2007.

[11] Includes options to purchase 0 shares that are exercisable within 60 days after August 30, 2007.

[12] Includes options to purchase a total of 638,863 shares that are exercisable within 60 days after August 30, 2007 by executive officers and directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires our directors and executive officers, and persons who own more than 10 percent of a registered class of our equity securities to file with the SEC initial reports of ownership on Form 3 and reports of changes of ownership of our equity securities on Forms 4 and 5. Officers, directors, and greater than 10 percent shareholders are required to furnish us with copies of all Section 16(a) reports they file.

Based solely on a review of the reports and amendments to reports furnished to us, we believe that all reports required by Section 16(a) were filed on a timely basis.

EXECUTIVE OFFICERS

Our executive officers as of October 1, 2007 are as follows:

Name	Age	Position with ClearOne Communications, Inc.
Zee Hakimoglu	54	President, Chief Executive Officer, and Chairman of the Board of Directors
Greg A. LeClaire	38	Vice-President of Finance and Corporate Secretary
Tracy A. Bathurst	43	Chief Technology Officer
Steven P. Andresen	39	Vice-President of Worldwide Sales
Marthes Solamuthu	34	Vice-President of Operations

For the biography of Ms. Hakimoglu, see "Nominees for Director."

Greg A. LeClaire joined us in September 2006 as our Vice President of Finance. Mr. LeClaire served as Vice President of Finance and Administration with Livedeal.com, an early stage online classifieds website, from April 2006 to August 2006. He held a 12-year career in a variety of senior finance and accounting positions with Utah Medical Products (UTMD), a publicly traded specialty medical device company, including serving as Vice President and Chief Financial Officer from January 2001 to April 2006. He earned a Bachelor of Science degree in Accounting from the University of Utah and a Master of Science degree in Management from Stanford University.

Tracy A. Bathurst joined us in September 1988 and held several positions with us until he was named Chief Technology Officer in August 2007. He was most recently ClearOne's Vice-President of

Product Line Management and has nearly 20 years experience in defining and developing communications-related products and technology. Mr. Bathurst has led the design and development of ClearOne's high performance audio and telecommunications equipment. He earned a Bachelor of Science degree in Industrial Technology from Southern Utah University.

Steven P. Andresen joined us in January 2007 as our Vice President of Worldwide Sales. Mr. Andresen brings 13 years of enterprise technology sales and management experience to ClearOne. From May 2002 to August 2007, he served as regional vice president, responsible for global accounts, for SBC Communications (now AT&T) in its Advanced Enterprise Sales (AES) business unit, a network integration, emerging technologies and value added reseller. Mr. Andresen also served as SBC's regional vice president in charge of 14 western states for AES. Prior to May 2002, Mr. Andresen held a variety of technology sales and sales management roles with such leading companies as Compaq Computer, Cable and Wireless and Cincinnati Bell Long Distance. In these roles, he led over $600 million in sales technology hardware and services sales, partnering with more than 100 technology firms such as Cisco, Nortel, Network Associates, Avaya, 3Comm, Hewlett-Packard, Deloitte and Touche and others. He has also partnered with dealers, end users, distributors and value-added resellers at the regional, national and international levels. His experience has focused on telecom and information technology product distribution and all aspects of client sales relationships. Mr. Andresen earned a bachelor of arts degree in business administration and psychology from Hope College in Holland, Michigan.

Marthes Solamuthu joined us in August 2006. From January 2001 to August 2006, Mr. Solamuthu was Senior Operations Manager for Venture Corporation, one of the world's largest contract manufacturing companies, where he oversaw two manufacturing plants and had full responsibility for large-scale production, materials purchasing, planning, engineering, quality, program management and sales. He earlier held a variety of senior manufacturing positions with Ericsson Mobile, Motorola and Western Digital. He earned a bachelor's degree in mechanical engineering from Technology University, in Malaysia. In addition to English, Mr. Solamuthu speaks Bahasa (spoken in Malaysia and Indonesia), Chinese (Cantonese) and Tamil (spoken in India).

EXECUTIVE COMPENSATION

The Compensation Committee. The Compensation Committee makes recommendations to the Board of Directors regarding remuneration of our executive officers and directors and administers the incentive plans for our directors, officers, and key employees. The Compensation Committee is currently composed of Brad R. Baldwin (Chair), Scott M. Huntsman and Harry Spielberg. The Compensation Committee sets the overall compensation principles for the Company, subject to annual review. In consultation with the Chief Executive Officer, it establishes the individual compensation levels for Company executives.

The directors who serve on the Compensation Committee are all "independent" for purposes of the rules of the National Association of Securities Dealers. That is, the Board of Directors has determined that none of the Compensation Committee members have a relationship to the Company that would interfere with that person's exercise of independent judgment in carrying out the responsibilities of a director.

Compensation Committee Interlocks and Insider Participation. No interlocking relationships exist between any member of the Company's Board of Directors or Compensation Committee and any member of the Board of Directors or Compensation Committee of any other company nor has any such interlocking relationship existed in the past. No member of the Compensation Committee is or was formerly an executive officer or an employee of the Company or its subsidiaries. The Compensation Committee is currently composed of Brad R. Baldwin (Chair), Scott M. Huntsman and Harry Spielberg.

Compensation Discussion and Analysis. The following discussion and analysis provides information regarding the Company's executive compensation objectives and principles, procedures, practices and decisions, and is provided to help give perspective to the numbers and narratives that follow in the tables in this section. This discussion focuses on the Company's objectives, principles, practices and decisions with regards to the compensation of the Company's named executive officers.

The Company's compensation objectives for executive officers are as follows:

- To attract and retain highly qualified individuals capable of making significant contributions to the long-term success of the Company;

- To use incentive compensation to reinforce strategic performance objectives;

- To align the interest of the executives with the interests of the shareholders such that risks and rewards of strategic decisions are shared; and

- To reflect the value of each officer's position in the marketplace and within the company.

Policies and Practices Related to ClearOne's Compensation Program. ClearOne strives to create an overall compensation package for each executive officer that satisfies the aforementioned objectives, recognizing that certain elements of compensation are better suited to reflect different compensation objectives. For example, as base salaries are the only element of compensation that is fixed in amount in advance of the year in which the compensation will be earned, the Compensation Committee believes that it is most appropriate to determine base salaries with a focus on the market practices for similarly situated officers at comparable companies as adjusted to reflect the individual officer's performance during the preceding year. In contrast, cash bonuses and long-term incentives are better able to reflect ClearOne's performance as measured by financial metrics and are well-suited to motivate officers to achieve specific performance goals that the Compensation Committee and management have determined are in the best interest of the company. Equity grants are also well-suited to drive long-term performance and align management's interests with those of shareholders. The Compensation Committee believes that as an officer's responsibility increases, so does his or her ability to influence the performance of the company and accordingly, the proportion of his or her compensation that consists of his or her salary and cash bonus should decrease while the proportion of equity incentives to total compensation should increase.

Comparable Companies. In making compensation decisions, including assessing the competitiveness of the total compensation structure for each named executive officer, the Compensation Committee considers compensation survey data from companies that the Compensation Committee has selected as comparable companies, namely comparable in terms of size and location. The Committee periodically reviews the companies that are included as comparable companies and makes revisions to the group as appropriate.

Equity Grant Practices. The Committee recognizes the importance of equity ownership in the alignment of shareholder and management interests. The exercise price of each stock option awarded to our executive officers under our incentive compensation programs is the closing price of our common stock on the date of grant, which is the date when the Compensation Committee acts to approve equity awards for senior executives. Performance-based equity awards are also granted to our named executive officers at this time.

Elements of Executive Compensation

The following components of the Company's executive compensation program and the policies that govern their implementation are outlined briefly below:

- Base Compensation
- Quarterly/Annual Bonus Plan
- Long-Term Incentive Compensation/Equity Awards
- Retirement Benefits
- Employee Stock Purchase Plan
- Other Personal Benefits

Base Compensation. The Committee believes that executive officer base compensation needs to be competitive with market rates and makes salary decisions in coordination with the Chief Executive Officer. Certain executive officers received salary increases for fiscal 2007 from fiscal 2006 base pay rates.

Quarterly/Annual Bonus Plan. The fiscal year 2007 annual bonus plan was developed to reward executives based on meeting or exceeding certain internal financial objectives that were created by the Chief Executive Officer and the Company's Board of Directors. The financial objectives were established in the beginning of the fiscal year and were based on the Company's revenues, gross margin, operating income and a certain discretionary amount. Objectives were established for each fiscal quarter. If a quarterly objective was met, a bonus was paid for that quarter. If a quarterly objective was not met, then no related bonus was paid. Executives were not allowed to make up a missed quarterly bonus based on subsequent performance.

Long-Term Incentive Compensation. The Compensation Committee uses employee stock options for long-term executive compensation as a means of achieving the compensation goals previously described. Options are granted under the Company's 1998 Stock Option Plan (the "Plan"). The Compensation Committee, in consultation with the Chief Executive Officer, determines the number of options granted to each executive with the exception of options granted to the Chief Executive Officer which are determined solely by the Compensation Committee. Factors bearing on the number of options granted to an executive include his or her position, individual performance, and contribution to the Company's overall performance.

Option grants under the Plan permit a recipient to purchase shares of Company stock at a fixed price (the market price on the date the option is granted). Options granted to executive officers typically vest over three years. Vesting schedules are based on three-year vesting schedules, with one-third vesting on the first anniversary and the remaining options vesting ratably over the remainder of the vesting term. Vested options expire 90 days after leaving the Company.

Retirement Benefits. The Company's policy is to provide an attractive benefit package to all employees. Named executive officers of the Company are generally eligible to participate, on the terms and conditions applicable to all eligible employees of the Company, in the ClearOne Communications, Inc. 401(k) Profit Sharing Plan, a broad-based, tax-qualified contributory savings and profit sharing plan (the "401(k) Plan").

Employee Stock Purchase Plan. The Company's 1997 Employee Stock Purchase Plan encourages employee ownership in the Company and provides all employees, including named executive officers an opportunity to purchase common stock through weekly payroll deductions. Plan participants are able to purchase ten shares of the Company's Common Stock for the price of nine shares.

Other Personal Benefits. The Company also provides other traditional welfare benefits and limited perquisites to the named executive officers in order to achieve a competitive pay package as detailed in the Summary Compensation Table below. The Compensation Committee believes that those benefits are reasonable, competitive and consistent with the Company's overall executive compensation objectives. Those benefits consist primarily of Company-paid premiums for health, life and disability insurance.

The Company has not entered into Employment Agreements with any of its named executive officers. All officers of the Company are employed at will and can be terminated without cause. All employees of the Company have signed Confidentiality Agreements to keep certain information confidential.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the foregoing Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and discussed the Compensation Discussion and Analysis with the Company's management. Based on such review and discussions with management, the Compensation Committee recommended to the Board of Directors of the Company that the foregoing Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by the members of the Compensation Committee.

Brad R. Baldwin (Chair)
Scott M. Huntsman
Harry Spielberg

[The remainder of this page intentionally left blank]

EXECUTIVE OFFICER COMPENSATION

Summary Compensation

The following table sets forth for the periods indicated the compensation paid or earned by each Named Executive Officer for the fiscal year ending June 30, 2007.

2007 SUMMARY COMPENSATION TABLE

Name and Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Zee Hakimoglu Chairman of the Board Chief Executive Officer and President	2007	200,000	-	288,149	-	5,014	493,163
Greg A. LeClaire Vice President & Principal Financial Officer (4)	2007	110,384	-	25,886	33,978	19,182	189,430
Craig E. Peeples Former Interim Chief Financial Officer and Corporate Controller (5)	2007	50,425	-	-	20,000	897	71,322
Tracy A. Bathurst Chief Technology Officer (6)	2007	139,077	-	42,950	37,590	3,891	224,431
Steven P. Andresen Vice President of Worldwide Sales (7)	2007	63,538	-	19,108	15,961	17,631	116,238
Marthes Solamuthu Vice President of Operations (8)	2007	133,558	-	28,738	32,500	38,123	232,919
Werner H. Pekarek Vice President (9)	2007	37,206	-	7,576	3,000	14,415	54,621
Joseph P. Sorrentino Vice President (10)	2007	54,898	-	14,667	4,922	1,099	60,919

[1] The amounts in the "Option Awards" column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2007, in accordance with SFAS 123(R) of awards of stock options granted pursuant to the Company's long-term incentive plans, and thus may include amounts from awards granted in and prior to each reported fiscal year. Assumptions used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the year ended June 30, 2007, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

[2] The amounts in the "Non-equity Incentive Plan Compensation" column reflect incentive bonuses based on pre-established performance criteria.

[3] The amounts in the "All Other Compensation" column reflect Company 401(k), the value of Employee Stock Purchase Plan ("ESPP") matching contributions and relocation as follows. Ms. Hakimoglu 401(k) matching contribution of $3,724; ESPP matching contribution of $1,291. Mr. LeClaire 401(k) matching contribution of $3,458; ESPP matching contribution of $723; Relocation of $15,000. Mr. Andresen 401(k) matching contribution of $1,216; Relocation of $16,415. Mr. Bathurst 401(k) matching contribution of $3,891. Mr. Solamuthu ESPP matching contribution of $300; Relocation of $20,000; U.S. H-1B visa, Green Card and related immigration sponsorship fees of $17,823. Mr. Pekarek 401(k) matching contribution of $648; Severance Payment of $13,767. Mr. Sorrentino 401 (k) matching contribution of $1,099.

[4] Mr. LeClaire joined the Company in September 2006.
[5] Mr. Peeples terminated employment in October 2006.
[6] Mr. Bathurst was named the Company's Chief Technology Officer in August 2007. He was formerly Vice-President of Product Line Management.
[7] Mr. Andresen joined the Company in January 2007.
[8] Mr. Solamuthu joined the Company in August 2006.
[8] Mr. Pekarek terminated employment in August 2006.
[8] Mr. Sorrentino terminated employment in September 2006.

2007 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information concerning non-equity based and equity-based plan awards granted to the Named Executive Officers during the year ended June 30, 2007.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($) (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Maximum ($) (2)	All Other Option Awards: Number of Securities Underlying Options Granted (#) (3)	Exercise or Base Price of Option Awards ($/sh) (4)	Grant Date Fair Value of Stock and Option Awards ($) (5)
Zee Hakimoglu	September 19, 2006	0	0	150,000	3.65	341,458
Greg A. LeClaire	November 20, 2006			45,000	4.20	117,126
	February 2, 2007			5,000	5.05	15,490
	April 1, 2007	16,672	18,772			
Tracy A. Bathurst	September 18,2006			25,000	3.65	56,909
	April 1, 2007	16,672	18,772			
Steven P. Andresen	February 2,2007			45,000	5.05	139,413
	April 1, 2007	16,672	18,772			
Marthes Solamuthu	August 23,2006			50,000	3.26	101,147
	April 1, 2007	18,458	20,873			

[1] Listed target amounts reflect estimated incentive performance bonuses applicable to fiscal 2007 to be paid upon individuals meeting specific performance criteria. Actual performance based bonuses paid and accrued for fiscal 2007 are listed in the "Non-Equity Incentive Plan Compensation" column in the 2007 "Summary Compensation Table". The threshold (minimum) payout for each is $0.

[2] Listed maximum amounts reflect estimated incentive performance maximum bonuses to be paid upon individual exceeding specific performance criteria. Actual performance based bonuses earned for fiscal 2007 are listed in the "Non-Equity Incentive Plan Compensation" column in the 2007 "Summary Compensation Table."

[3] Stock options fully vest three years from the date of grant.

[4] The exercise price per share under each stock option is the market closing price on the date of grant.

[5] Fair value of the options as computed under SFAS 123(R) and the expense attributable to stock awards. Generally, the Company expenses these amounts in its financial statements over the term of the award's vesting schedule.

Additional Narrative Disclosure to the Summary Compensation Table

The Compensation Committee establishes the criteria, and directs the implementation, of all compensation program elements for the executive officers. The CEO's base salary is set at the beginning of each fiscal year by the board of directors after review of the recommendation of the Compensation Committee. There were no changes to the base salaries of executive officers during the 2007 fiscal year. In lieu of being eligible for an incentive bonus, Ms. Hakimoglu was granted additional options during the 2007 fiscal year.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Amounts Payable upon Change in Control

Termination. As of the end of our 2007 fiscal year, none of the named executive officers was party to an employment or severance agreement with us, and each named executive officer's employment was on an "at-will" basis, permitting either the Company or each officer to terminate his or her employment for any reason or for no reason.

Accelerated Stock Option Vesting Upon a Change in Control. For certain option grants to executive officers and directors, in the event of a change in control, then all of such optionee's unvested stock option shares will vest and become purchasable immediately prior to the event or closing of the transaction causing the change in control although no amounts would be payable by Company.

Except as otherwise set forth in an option grant, in the event of a change in control, merger, sale etc., the Board of Directors has the sole authority to elect that each outstanding option automatically accelerate so that each such option shall, immediately prior to the effective date of the Corporate Transaction, shall become fully exercisable for all of the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully-vested shares of Common Stock although no amounts would be payable by the Company.

[The remainder of this page intentionally left blank]

Outstanding Equity Awards at 2007 Fiscal Year End

The following table provides information on the holdings of stock options by the Named Executive Officers as of June 30, 2007.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Zee Hakimoglu	50,000	0	6.40	3/24/2014
	97,222	2,778	5.55	7/26/2014
	0	150,000	3.65	9/18/2016
Greg A. LeClaire	0	45,000	4.20	11/20/2016
	0	5,000	5.05	2/2/2017
Tracy A. Bathurst	6,750	3,250	14.00	12/29/2009
	50,000	0	15.25	5/17/2010
	3,958	1,042	6.50	4/12/2004
	16,111	3,889	4.00	1/27/2015
	0	25,000	3.65	9/18/2016
Steven P. Andresen	0	45,000	5.05	2/2/2017
Marthes Solamuthu	0	50,000	3.26	8/23/2016

The Company has made no Stock Awards.

2007 Option Exercises and Stock Vested

No Named Executive exercised stock options during the fiscal year ending June 30, 2007.

2007 Pension Benefits

The Company does not provide a defined benefit pension plan to any employee.

2007 Nonqualified Deferred Compensation

The Company does not provide nonqualified deferred compensation to any employee.

2007 Director Compensation

The following table summarizes the compensation paid by the Company to non-employee directors for the year ended June 30, 2007.

Name	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($)	Option Awards ($) (3)	All Other Compensation ($)	Total ($)
Edward Dallin Bagley(1)	48,000	-	65,637	-	113,637
Brad R. Baldwin	24,000	-	55,303	-	79,303
Larry R. Hendricks	24,000	-	37,341	-	61,341
Scott M. Huntsman	24,000	-	37,341	-	61,341
Harry Spielberg	24,000	-	58,976	-	82,976

[1] Mr. Bagley was paid $4,000 per month as Chairman of the Board. Mr. Bagley resigned from the Board in July, 2007 and was paid $200,000 upon his resignation.

[2] The base annual directors fee for fiscal 2007 was $24,000.

[3] The amounts shown in the "Option Awards" column reflect the dollar amount recognized for financial statement reporting purposes for the year ended June 30, 2007 in accordance with SFAS 123(R), and thus included amounts for awards granted in prior years and fiscal 2007. The grant date fair value of each equity award computed in accordance with FAS 123R. The grant date fair value of stock options awarded to each of the directors in 2006 under SFAS 123(R) was $37,950.

[4] As of the end of fiscal year 2007, each non-employee director had outstanding options for the following number of Company shares: Mr. Bagley, 185,000; Mr. Baldwin, 135,000; Mr. Hendricks, 60,000; Mr. Huntsman, 60,000 and Mr. Spielberg, 110,000.

All directors are also reimbursed by the Company for their out-of-pocket travel and related expenses incurred in attending all Board of Directors and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification of Officers and Directors. The Company's bylaws and the Utah Revised Business Corporation Act provide for indemnification of directors and officers against reasonable expenses incurred by such persons in connection with civil or criminal actions or proceedings to which they have been made parties because they are or were directors or officers of the Company or its subsidiaries. Indemnification is permitted if the person satisfies the required standards of conduct. Certain of the litigation matters described in "Item 3. Legal Proceedings" of the Company's Form 10-K for the year ended June 30, 2007 involved certain of the Company's current and former directors and officers, all of whom are covered by the aforementioned indemnity and if applicable, certain prior period insurance policies. More specifically, the Company incurred costs of defending and resolving claims against certain of its present and former directors and officers in connection with the SEC complaint filed on January 15, 2003, the shareholders' class action filed on June 30, 2003, and a shareholder derivative action. Additionally, on July 25, 2007, the United States Attorney's Office for the District of Utah indicted two of the Company's former officers, Frances Flood and Susie Strohm, for allegedly causing the Company to issue materially misstated financial statements for its 2001 and 2002 fiscal years. Please refer to the Company's Form 10-k for the year ended June 30, 2007.

Joint Prosecution and Defense Agreement. In connection with the Insurance Coverage Action described under the caption "Item 3. Legal Proceedings" of the Company's Form 10-K for the year ended June 30, 2007, the Company and its counsel entered into a Joint Prosecution and Defense Agreement dated as of April 1, 2004 with Edward Dallin Bagley, Chairman of the Board of Directors, and his counsel, which generally provides that ClearOne and Mr. Bagley will jointly prosecute their claims against the carriers of certain prior period directors and officers liability insurance policies and jointly defend the claims made by the insurance carriers in order to reduce litigation expenses.

BOARD OF DIRECTORS AND OTHER BOARD COMMITTEE REPORTS

Our Board of Directors has three standing committees; namely, an Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act, a Nominating Committee and a Compensation Committee.

Meetings of the Board of Directors and Committees

The Board of Directors held sixteen meetings during fiscal 2007. The Audit Committee held six meetings during fiscal 2007. The Nominating Committee met informally during fiscal 2007 at board of director meetings. The Compensation Committee held four meetings during fiscal 2007. In 2007, each director attended at least 75 percent of the meetings of the Board of Directors and the committees on which they served. Four members of the Board of Directors attended the Company's 2006 annual meeting. The Company does not have a policy with respect to Board member attendance at shareholder meetings.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of all outside directors, all of whom are independent as defined in Nasdaq Stock Market Rule 4200(a)(15) and under Rule 10A-3(b)(1) adopted pursuant to the Securities Exchange Act of 1934. The members of the Audit Committee are Scott M. Huntsman, Brad R. Baldwin, and Larry R. Hendricks. Larry R. Hendricks is the Board of Directors' designated Audit Committee Financial Expert consistent with The Sarbanes-Oxley Act of 2002.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the system of internal control. In fulfilling its oversight responsibilities, the Committee reviewed and discussed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee formally met six times during the Company's fiscal 2007 and once to date in fiscal 2008. The Committee reviewed with the principal accountants, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the principal accountants the auditors' independence from management and the Company including the matters in the written disclosure and the letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committee) and considered the compatibility of nonaudit services with the accountants' independence. The Committee also discussed with the principal accountants any matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees).

The Committee discussed with the Company's principal accountants the overall scope and plans for their audits. The Committee meets with the principal accountants, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal control, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended June 30, 2007 for filing with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee.

Scott M. Huntsman (Chair)
Brad R. Baldwin
Larry R. Hendricks

The Board of Directors has adopted a written charter for the Audit Committee setting out the functions the Committee is to perform. A copy of this charter was attached as Exhibit A to the Company's proxy statement filed with the Securities and Exchange Commission in connection with the Company's 2006 Annual Meeting of Shareholders and is also available on the Company's Internet website at **www.clearone.com.**

NOMINATING COMMITTEE

Nomination of Director Candidates

The members of the Nominating Committee are Larry Hendricks, Brad Baldwin and Scott Huntsman. The directors who serve on the Nominating Committee are all "independent" for purposes of the rules of the National Association of Securities Dealers. That is, the Board of Directors has determined that none of the Compensation Committee members has a relationship to the Company that would interfere with that person's exercise of independent judgment in carrying out the responsibilities of a director.

The Nominating Committee met informally during 2007 at board of director meetings. The Nominating Committee's role specifically defined in its charter, is to recommend to the Board the slate of director nominees for election to the Company's Board, to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings and to develop, review, evaluate and recommend changes to Company policies relating to (i) director candidates recommended by Company security holders, (ii) minimum director nominee qualifications, (iii) the process for identification and evaluation of director nominees, (iv) the process for Company security holders to send communications to the Board and (v) Board meeting attendance. The Board of Directors will consider recommendations for director nominees by shareholders if the names of those nominees and relevant biographical information are submitted in writing to the Secretary of the Company in the manner described for shareholder nominations below under the heading "Proposals of Shareholders."

All director nominees, whether submitted by a shareholder or the Board of Directors, will be evaluated in the same manner. The current director nominees were recommended by the Nominating Committee and nominated by the Board of Directors including the independent members thereof. The Board of Directors has adopted a Nominating Committee Charter, a copy of which is attached as Exhibit A to this proxy statement and is also available on the Company's Internet website at **www.clearone.com**.

Code of Ethics

On August 23, 2006, the Board of Directors adopted a code of ethics that applies to our Board of Directors, executive officers, and employees, a copy of which was included as an exhibit to our Form 10-K for the period ended June 30, 2006 and is also available on the Company's Internet website at **www.clearone.com**.


STOCK PERFORMANCE GRAPH


The following graph compares what an investor's five-year cumulative total return (assuming reinvestment of dividends) would have been assuming $100 initial investments on June 30, 2002, for the Company's Common Stock and the two indicated indices.

Cumulated shareholder return data respecting the Nasdaq Composite Index are included as the comparable broad market index. The peer group compared is the Morgan Stanley Technology Index.



	June 2002	June 2003	June 2004	June 2005	June 2006	June 2007
ClearOne Communications, Inc.	$100	$20.37	$51.89	$34.91	$33.02	$44.34
Nasdaq Composite Index	$100	$75.11	$94.78	$95.21	$100.53	$120.49
Morgan Stanley Technology Index	$100	$110.12	$147.45	$141.23	$147.75	$185.89

Changes in Control

The Company is not aware of any arrangements which may result in a change in control of the Company.

PROPOSAL TWO – APPROVE 2007 EQUITY INCENTIVE PLAN

The following summary is qualified in its entirety by the provisions of the 2007 Equity Incentive Plan ("Plan), a copy of which is attached to the Proxy Statement as Exhibit B.

SUMMARY

In August 2007, the Company's Board of Directors adopted the Plan to allow continuing granting of stock options to employees and directors as the ability to award options under the current plan will expire in less than one year. Additionally, the Plan provides for the granting of stock appreciation rights, restricted stock and restricted stock units. The Company's shareholders must approve this Plan in order for it to become effective.

GENERAL

The Plan provides for the granting of Incentive Stock Options ("ISO's") qualified under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-qualified stock options ("NSOs"), stock appreciation rights, restricted stock and restricted stock units. The Plan will be administered by the Compensation Committee of the Board of Directors or, in the absence of a Compensation Committee, the Board of Directors itself (the"Administrator"). Option grants are made at the discretion of the Administrator and may be made to Company officers, directors, employees, and other persons as determined by the Administrator. Presently, there are five (5) executive officers, four (4) non-employee directors, and 105 other employees of the Company employed by the Company, all of whom (as well as all future employees) are eligible to participate in the Plan. The Plan will terminate upon the earlier of ten years from the Plan's Effective Date, or the date on which all shares available under the Plan have been issued.

The Plan provides that a maximum of 1,000,000 shares of Common Stock may be issued under the Plan (subject to adjustment in the event of stock splits or other changes in the Common Stock as provided in the Plan). Shares subject to an Award under this Plan may not again be made available for issuance under this Plan if such shares are: (i) shares that were subject to a stock-settled Stock Appreciation Right and were not issued upon the net settlement or net exercise of such Stock Appreciation Right, (ii) shares used to pay the exercise price of an Option, (iii) shares delivered to or withheld by the Company to pay the withholding taxes related to an Option or a Stock Appreciation Right, or (iv) shares repurchased on the open market with the proceeds of an Option exercise.

Shares issued under the Plan will be "restricted" as defined under Securities and Exchange Commission ("SEC") Rule 144, until such time as the Company determines in its discretion, if at all, to register such shares under the Securities Act of 1933. It is the Company's present intention to file a registration statement on Form S-8 to allow the public sale of the shares issued pursuant to the Plan. Cash proceeds from the exercise of option grants will be used for general corporate purposes.

The Company's Board of Directors has determined that the Plan will replace the Company's 1998 Stock Option Plan (the "1998 Plan") and no additional option grants will be made under the 1998 Plan after adoption of the Plan. All options issued under the 1998 Plan will remain outstanding subject to the terms and conditions of the 1998 Plan.

No determination has been made with respect to persons who will receive awards under the Plan or the amount of any such awards. In addition, the Plan does not require that the Company provide current or future Plan funding.

THE ADMINISTRATOR

As mentioned above, the Administrator of the Plan will be the Compensation Committee of the Board of Directors or, in the absence of a Compensation Committee, the Board of Directors itself. Such committee, if it grants options to officers and directors of the Company, must be made up of two or more "non-employee directors" (as defined under SEC Rule16(b)(3)). The Administrator has full authority and discretion in the administration of the Plan, including adopting rules for administration of the Plan and determining the designation of those persons receiving grants, the type of award granted, the number of shares to be covered, the exercise price, and other terms. The Administrator's decisions in the administration of the Plan are final and binding on all persons for all purposes.

OPTION TERMS

The Company may grant ISOs under the Plan only to employees of the Company. Such grants must be at an exercise price per share not less than 100% of the fair market value of the Common Stock at the date of the grant (110% for optionees holding 10% or more of the Company's Common Stock). The Plan limits grants of ISOs that may be exercised for the first time by the holder during any calendar year to $100,000 in market value. For optionees holding more than 10% of the Company's Common Stock, ISOs must expire within five years from the date of grant. ISOs are exercisable during a recipient's lifetime only by such recipient and are transferable only upon death by will or the laws of descent and distribution.

The Company may grant NSOs under the Plan to directors, employees, consultants and advisors. Such NSOs are not subject to the requirements of the Code and, therefore, may not contain the same restrictions as ISOs issued under the Plan. NSOs must, however, have an exercise price not lower than the fair market value of the Common Stock on the date of grant. Additionally, no option, either ISO or NSO, may have a term of more than 10 years from the date of grant.

Stock Appreciation Rights may be granted to directors, employees, consultants and advisors either in tandem with or as a component of other Awards granted under the Plan. The provisions of Stock Appreciation Rights need not be the same with respect to each grant or each recipient. Any Stock Appreciation Right granted in tandem with an Award may be granted at the same time such Award is granted or at any time thereafter before exercise or expiration of such Award.

Restricted Stock and Restricted Stock Units may be granted at any time and from time to time prior to the termination of the Plan as determined by the Administrator. Restricted Stock is an award or issuance of Shares the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. Restricted Stock Units are awards denominated in units of shares under which the issuance of Shares is subject to such conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate.

The Administrator shall establish the term of each Option, which in no case shall exceed a period of ten (10) years from the date of grant. Upon the death of a optionee, while in the employ of the Company or any Subsidiary or while serving as a member of the Board, such options then held shall be exercisable by his or her estate, heir or beneficiary at any time during the one (1) year period commencing on the date of death to the extent that the options are exercisable as of that date. Upon termination of employment as a result of the total and permanent disablement of an optionee , such options then held shall be exercisable during the one (1) year period commencing on the date of termination to the extent that the options are exercisable as of that date. Upon retirement of a optionee, options then held shall be exercisable during the one (1) year period commencing on the date of retirement. Upon the date of a termination of a optionee's employment for cause, any option that is unexercised prior to the date of termination shall terminate as of such date. These general rules regarding exercise following termination may be varied by the Administrator, but in no event may an option be exercised later than the date of expiration of the option.

Options may or may not be subject to a vesting schedule, whereby the options become exercisable by the recipient in portions. Such vesting may be based on the passing of time, performance goals, or some other criteria determined by the Administrator. Generally, such vesting may be accelerated by the Administrator in its discretion in the event of a major corporation transaction (such as a merger or sale of all assets) or certain changes in control of the Company.

AMENDMENTS

The Board of Directors can increase the number of shares that may be awarded under the Plan, subject in certain instances to approval by the shareholders. The Administrator may otherwise amend the Plan at any time and in any manner, subject to the rights of the holders of outstanding options as specified in their option agreements.

FEDERAL INCOME TAX CONSEQUENCES OF THE 2007 EQUITY COMPENSATION PLAN

The following describes the general federal income tax consequences of the option grants for grant recipients and the Company. A recipient will not realize any income at the time an ISO is granted nor upon exercise of an ISO. However, the difference between the option exercise price and the Common Stock's fair market value at the time of exercise will be taken into account for purposes of the recipient's alternative minimum income tax, if any.

Upon the subsequent disposition of shares of Common Stock acquired by the exercise of an ISO more than (i) two years after the ISO is granted and (ii) one year after the transfer of shares of Common Stock upon the exercise of such option, the recipient will realize capital gain or loss upon such disposition. The option exercise price will be the recipient's basis for determining the gain or loss. If the subsequent disposition of stock occurs before the special holding requirements described above are met, the recipient generally will recognize ordinary income upon such disposition equal to the excess of the fair market value of the shares at the time the option was exercised over the exercise price.

A recipient will not realize any income at the time an NSO is granted. Upon the recipient's exercise of an NSO, the difference between the fair market value of the Common Stock at the time of exercise and the option price will be ordinary income to the optionee.

At the time the recipient realizes ordinary income from the exercise of an NSO, the Company will be entitled to a tax deduction in the same amount as the ordinary income realized by the recipient. No such deduction or other tax consequence is applicable to the Company upon grant or exercise of an ISO.

The foregoing is only a summary of the effect of federal income taxation upon a recipient with respect to the grant and exercise of options under the Plan. This summary does not purport to be complete and does not discuss the income tax laws of any state or foreign country in which an employee may reside.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE 2007 EQUITY INCENTIVE PLAN

INDEPENDENT PUBLIC ACCOUNTANTS

On October 6, 2006 the Board of Directors appointed Jones Simkins, P.C., as the Company's auditor and independent certified public accountants for the fiscal year ended June 30, 2007.

Hansen Barnett & Maxwell, were appointed the Company's principal accountants for the fiscal year ended June 30, 2006 and dismissed by the Company's Audit Committee on October 6, 2006. The report of Hansen Barnett & Maxwell on the Company's financial statements during the two fiscal years ended June 30, 2006 and 2005 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements or reportable events (as defined in the Regulation S-K Item 304(a)(1)(v)) in connection with the Company's fiscal year June 30, 2006 and 2005 audits, except that Hansen Barnett & Maxwell reported in a letter to the Company's Audit Committee, dated August 30, 2006, that it had identified a deficiency that existed in the design or operation of the Company's internal control over financial reporting that it considered to be a "material weakness." This material weakness in the Company's internal controls related to an ineffective financial statement close process, whereas the timeliness of the monthly close process was ineffective to allow a timely financial statement close. The Company's accounting personnel had not been able to focus full attention to correcting this weakness due to their focus on the preparation, audit, and issuance for the restated fiscal 2001, restated fiscal 2002, and fiscal 2003, 2004, and 2005 consolidated financial statements as well as the interim fiscal 2006 condensed consolidated financial statements. The Company disclosed this material weakness in its Form 10-K filing for the fiscal year ended June 30, 2006 but believes it has since remedied this weakness through the commitment of considerable resources. The Company authorized Hansen, Barnett & Maxwell to respond fully to any inquiries by Jones Simkins PC regarding significant deficiencies or material weaknesses in internal controls. No consultations occurred between the Company and Jones Simkins during the two fiscal years ended June 30, 2006 and 2005, and any subsequent interim period prior to Jones Simkins' appointment regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, the type of audit opinion that might be rendered on the Company's financial statements, or other information provided that was considered by the Company in reaching a decision as to an accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of disagreement or a reportable event requiring disclosure under Item 304(a)(1)(v) of Regulation S-K.

The selection of the Company's auditors for the current fiscal year is not being submitted to the shareholders for their consideration in the absence of a requirement to do so. The selection of the independent auditors for fiscal 2008 will be made by ClearOne's Audit Committee of the Board of Directors, at such time as they may deem it appropriate.

It is anticipated that a representative of Jones Simkins, P.C. will attend the Annual Meeting and will be available to respond to questions. It is not anticipated that the representative will make any statement or presentation, although the representative will have an opportunity to do so if he desires.

Audit Fees

For the fiscal 2007 audit, Jones Simkins, P.C. billed the Company $76,317 for professional services rendered by our principal accountant for the audit of our financial statements, review of financial statements included in our quarterly reports and other fees that are normally provided by the accountant in connection with the statutory and regulatory filings or engagements. For the fiscal 2006 audit, Hansen, Barnett & Maxwell billed the Company $205,165 for professional services rendered for the audit of its annual financial statements. KPMG LLP billed the Company $15,909 for the fiscal 2006 audit, respectively, for reissuing its opinion in ClearOne's latest 10-K filings and other fees associated with statutory and regulatory filings.

Neither Jones Simkins, P.C., nor any of its members have ever had any direct or indirect financial interest in the Company or been connected with the Company as promoter, underwriter, voting trustee, director, officer, or employee.

Audit Related Fees

The Company did not pay its principal accountant any audit-related fees during fiscal 2007 or 2006.

Tax Fees

During fiscal 2007, the Company paid Jones Simkins, P.C. $2,533 for tax filing, preparation, and tax advisory services.

All Other Fees

The Company did not pay its principal accountant any other fees during fiscal 2007 or 2006.

Audit Committee

It is the Company's policy that the Audit Committee pre-approves all audit, tax and related services. All of the services described under the prior five headings were approved in advance by our Audit Committee. No items were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. The Audit Committee has considered whether the provision of the services performed by our principal accountant is compatible with maintaining the principal accountant's independence.

[The remainder of this page intentionally left blank]

SHAREHOLDER PROPOSALS

It is anticipated that the next Annual Meeting of Shareholders will be held during November 2008. In accordance with SEC Rule 14a-8, shareholders may present proposals for inclusion in the Company's proxy statement. Any shareholder desiring to submit a proposal for inclusion in the Company's proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders should transmit such proposal to the Secretary of the Company on or before July 15, 2008. For any other proposal that a shareholder wishes to have considered at the Company's 2008 Annual Meeting, the shareholder must notify the Company of the proposal on or before August 31, 2008. Proposals for which the Company receives notice after that time will be considered untimely and the persons serving as proxies will have discretionary authority to vote on such matters at the meeting.

MISCELLANEOUS

Other Business

Management does not know of any business other than that referred to in the Notice that may be considered at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxies held by them in accordance with their best judgment.

In order to assure the presence of the necessary quorum and to vote on the matters to come before the Annual Meeting, please indicate your choices on the enclosed proxy and date, sign and return it promptly in the envelope provided.

By Order of the Board of Directors,
CLEARONE COMMUNICATIONS, INC.

/s/Zeynep Hakimoglu
Zeynep Hakimoglu, Chairman & CEO

Salt Lake City, Utah
October 1, 2007

[This Page Left Intentionally Blank]

ClearOne Communications, Inc.

NOMINATING COMMITTEE CHARTER

ORGANIZATION

There shall be a Committee of the Board of Directors of ClearOne Communications, Inc. (the "Company") to be known as the Nominating Committee. The Nominating Committee shall be composed of directors who are independent of the management of the Company and are free of any relationship that, in the opinion of the board of directors (the "Board"), would interfere with their exercise of independent judgment as a committee member.

STATEMENT OF POLICY

The Nominating Committee's role is to recommend to the Board the slate of director nominees for election to the Company's Board, to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings and to develop, review, evaluate and recommend changes to Company policies relating to (i) director candidates recommended by Company security holders, (ii) minimum director nominee qualifications, (iii) the process for identification and evaluation of director nominees, (iv) the process for Company security holders to send communications to the Board and (v) Board meeting attendance.

COMPOSITION

The Nominating Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors. The members of the Nominating Committee shall be appointed by the Board at the annual organizational meeting of the Board or until their successors shall be duly qualified and appointed. Unless a chair is appointed by the full Board, the members of the Nominating Committee may designate a chair by majority vote of the full Nominating Committee. The Board, by the affirmative vote of a majority of the entire Board, may remove any director from membership on the Nominating Committee with or without cause.

MEETINGS

The Nominating Committee shall meet at least two times annually. Additional meetings may occur as the Nominating Committee or its chair deems advisable. The Nominating Committee will cause to be kept adequate minutes of all its proceedings, and will report its actions to the next meeting of the Board. Nominating Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent. The Nominating Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board. The Nominating Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with (a) any provision of this Charter, (b) any provision of the Bylaws of the Company or (c) the laws of the State of Utah.

AUTHORITY

The Nominating Committee will have the resources and authority necessary to discharge its duties and responsibilities, including the authority to retain outside counsel or other experts or consultants, as it deems appropriate. Any communications between the Nominating Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Nominating Committee will take all necessary steps to preserve the privileged nature of those communications.

RESPONSIBILITIES

In carrying out its responsibilities, the Nominating Committee's policies and procedures will remain flexible in order to best react to changing conditions and to ensure that the nominating processes and procedures of the Company are in accordance with all requirements. In carrying out these responsibilities, the Nominating Committee will perform the following functions.

1. **New Director Candidates**. The Nominating Committee will identify individuals qualified to become Board members and recommend candidates to fill new or vacant positions. In recommending such candidates, the Nominating Committee will consider such factors as it deems appropriate to assist in developing a Board and committees that are diverse in nature and comprised of experienced and seasoned advisors. These factors may include judgment, skill, diversity (including factors such as race, gender or experience), integrity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. The Nominating Committee will also review the qualifications of, and make recommendations regarding, director nominations submitted to the Company by security holders in accordance with the Company's Bylaws or otherwise.

2. **Incumbent Directors Evaluation**. The Nominating Committee will evaluate whether an incumbent director should be nominated for reelection to the Board or any committee of the Board upon expiration of such director's term. The Nominating Committee will use the same factors established for new director candidates to make its evaluation and will also take into account the incumbent director's performance as a Board member.

3. **Board Effectiveness Evaluation**. The Nominating Committee will evaluate the overall effectiveness of the Board and make recommendations to the Board resulting from the findings of its evaluation. The Nominating Committee will conduct its evaluation in such manner as it deems appropriate.

4. **Develop Policies.** To the extent that the Nominating Committee deems appropriate and prudent under the circumstances, the committee shall develop policies relating to (i) director candidates recommended by Company security holders, (ii) minimum director nominee qualifications, (iii) the process for identification and evaluation of director nominees, (iv) the process for Company security holders to send communications to the Board and (v) Board meeting attendance. These policies shall be updated at least annually or as business developments may dictate and each policy and policy update shall be submitted to the Board for approval.

5. **Other Duties and Responsibilities**. The Nominating Committee will perform any other duties or responsibilities delegated to the Nominating Committee by the Board from time to time.

6. **Annual Review.** At least annually, the Nominating Committee will (i) review this Charter with the Board and recommend any changes to the Board, and (ii) evaluate its performance against the requirements of this Charter and report the results of this evaluation to the Board. The Nominating Committee will conduct its review and evaluation in such manner as it deems appropriate.

[The remainder of this page intentionally left blank]

EXHIBIT B

ClearOne Communications, Inc.
2007 EQUITY INCENTIVE PLAN

1.   Purpose

The purpose of the ClearOne Communications, Inc. 2007 Equity Incentive Plan (the "Plan") is to advance the interests of the ClearOne Communications, Inc. (the "Company") by stimulating the efforts of employees, officers, nonemployee directors and other service providers, in each case who are selected to be participants, by heightening the desire of such persons to continue in working toward and contributing to the success and progress of the Company. The Plan provides for the grant of Incentive and Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units, any of which may be performance-based, as determined by the Administrator.

2.   Definitions As used in the Plan, the following terms shall have the meanings set forth below:

(a)   "Administrator" means the Administrator of the Plan in accordance with Section 18.

(b)   "Award" means an Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock or Restricted Stock Unit granted to a Participant pursuant to the provisions of the Plan, any of which the Administrator may structure to qualify in whole or in part as a Performance Award.

(c)   "Award Agreement" means a written agreement or other instrument as may be approved from time to time by the Administrator implementing the grant of each Award. An Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments as approved by the Administrator.

(d)   "Board" means the board of directors of the Company.

(e)   "Cause" means the commission of an act of fraud or theft against the Company; conviction (including a guilty plea or plea of nolo contendere) for any felony; conviction (including a guilty plea or plea of nolo contendere) for any misdemeanor involving moral turpitude which might, in the Company's opinion, cause embarrassment to the Company; significant violation of any material Company policy; willful or repeated nonperformance or substandard performance of material duties which is not cured within thirty (30) days after written notice thereof to the Optionee; or violation of any material state or federal laws, rules or regulations in connection with or during performance of the Optionee's work which, if such violation is curable, is not cured within thirty (30) days after notice thereof to the Optionee.

28

(f)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issues thereunder.

(g)   "Company" means ClearOne Communications, Inc., a Utah corporation.

(h)   "Incentive Bonus" means a bonus opportunity awarded under Section 9 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance criteria as are specified in the Award Agreement.

(i)   "Incentive Stock Option" means a stock option that is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(j)   "Nonemployee Director" means each person who is, or is elected to be, a member of the Board and who is not an employee of the Company or any Subsidiary.

(k)   "Nonqualified Stock Option" means a stock option that is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(l)   "Option" means an Incentive Stock Option and/or a Nonqualified Stock Option granted pursuant to Section 6 of the Plan.

(m)   "Participant" means any individual described in Section 3 to whom Awards have been granted from time to time by the Administrator and any authorized transferee of such individual.

(n)   "Performance Award" means an Award, the grant, issuance, retention, vesting or settlement of which is subject to satisfaction of one or more performance criteria pursuant to Section 13.

(o)   "Plan" means the ClearOne Communications, Inc. 2007 Equity Incentive Plan as set forth herein and as amended from time to time.

(p)   "Qualifying Performance Criteria" has the meaning set forth in Section 13(b).

(q)   "Restricted Stock" means Shares granted pursuant to Section 8 of the Plan.

(r)   "Restricted Stock Unit" means an Award granted to a Participant pursuant to Section 8 pursuant to which Shares or cash in lieu thereof may be issued in the future.

(s)   "Retirement" has the meaning specified by the Administrator in the terms of an Award Agreement or, in the absence of any such term, for Participants other than Nonemployee Directors shall mean retirement from active employment with the Company and its Subsidiaries (i) at or after age [55] and with the approval of the Administrator or (ii) at or after age [65]. The determination of the Administrator as to an individual's Retirement shall be conclusive on all parties.

(t) "Share" means a share of the Company's common stock, par value $.001, subject to adjustment as provided in Section 12.

(u) "Stock Appreciation Right" means a right granted pursuant to Section 7 of the Plan that entitles the Participant to receive, in cash or Shares or a combination thereof, as determined by the Administrator, value equal to or otherwise based on the excess of (i) the market price of a specified number of Shares at the time of exercise over (ii) the exercise price of the right, as established by the Administrator on the date of grant.

(v) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company where each of the corporations in the unbroken chain other than the last corporation owns stock possessing at least 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in the chain, and if specifically determined by the Administrator in the context other than with respect to Incentive Stock Options, may include an entity in which the Company has a significant ownership interest or that is directly or indirectly controlled by the Company.

(w) "Termination of employment" means ceasing to serve as a full-time employee of the Company and its Subsidiaries or, with respect to a service provider, ceasing to serve as such for the Company, except that with respect to all or any Awards held by a Participant (i) the Administrator may determine, subject to Section 6(d), that an approved leave of absence or approved employment on a less than full-time basis is not considered a "termination of employment," (ii) the Administrator may determine that a transition of employment to service with a partnership, joint venture or corporation not meeting the requirements of a Subsidiary in which the Company or a Subsidiary is a party is not considered a "termination of employment," (iii) service as a member of the Board shall constitute continued employment with respect to Awards granted to a Participant while he or she served as an employee and (iv) service as an employee of the Company or a Subsidiary shall constitute continued employment with respect to Awards granted to a Participant while he or she served as a member of the Board. The Administrator shall determine whether any corporate transaction, such as a sale or spin-off of a division or subsidiary that employs a Participant, shall be deemed to result in a termination of employment with the Company and its Subsidiaries for purposes of any affected Participant's Options, and the Administrator's decision shall be final and binding.

(x) "Total and Permanent Disablement" has the meaning specified by the Administrator in the terms of an Award Agreement or, in the absence of any such term or in the case of an Option intending to qualify as an Incentive Stock Option, the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. The determination of the Administrator as to an individual's Total and Permanent Disablement shall be conclusive on all parties.

3.   Eligibility

Any person who is a current or prospective officer or employee (including any director who is also an employee, in his or her capacity as such) of the Company or of any Subsidiary shall be eligible for selection by the Administrator for the grant of Awards hereunder. To the extent provided by Section 5(d), any Nonemployee Director shall be eligible for the grant of Awards hereunder as determined by the Administrator. In addition any service provider who has been retained to provide consulting, advisory or other services to the Company or to any Subsidiary shall be eligible for selection by the Administrator for the grant of Awards hereunder. Options intending to qualify as Incentive Stock Options may only be granted to employees of the Company or any Subsidiary within the meaning of the Code, as selected by the Administrator. For purposes of this Plan, the Chairman of the Board's status as an employee shall be determined by the Administrator.

4.   Effective Date and Termination of Plan

This Plan will become effective (the "Effective Date") upon approval by the Company's shareholders and subsequent adoption by the Board of Directors. All Awards granted under this Plan are subject to, and may not be exercised before, the approval of this Plan by the shareholders prior to the first anniversary date of the effective date of the Plan, by the affirmative vote of the holders of a majority of the outstanding Shares of the Company present, or represented by proxy, and entitled to vote, at a meeting of the Company's shareholders or by written consent in accordance with the laws of the State of Utah; provided that if such approval by the shareholders of the Company is not forthcoming, all Awards previously granted under this Plan shall be void. The Plan shall remain available for the grant of Awards until the tenth (10th) anniversary of the Effective Date. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted and then in effect.

5.   Shares Subject to the Plan and to Awards

(a)   *Aggregate Limits.* The aggregate number of Shares issuable pursuant to all Awards under this Plan shall not exceed 1,000,000; provided that any Shares granted after the Effective Date under Options or Stock Appreciation Rights shall be counted against this limit on a one-for-one basis and any Shares granted as Awards other than Options or Stock Appreciation Rights shall be counted against this limit as two (2) Shares for every one (1) Share subject to such Award. The aggregate number of Shares available for grant under this Plan and the number of Shares subject to outstanding Awards shall be subject to adjustment as provided in Section 12. The Shares issued pursuant to Awards granted under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market.

(b)   *Issuance of Shares.* For purposes of Section 5(a), the aggregate number of Shares issued under this Plan at any time shall equal only the number of Shares actually issued upon exercise or settlement of an Award under this Plan. Notwithstanding the foregoing, Shares subject to an Award under this Plan may not again be made available for issuance under this Plan if such shares are: (i) shares that were subject to a stock-settled Stock Appreciation Right and were not issued upon the net settlement or net exercise of such Stock Appreciation Right, (ii) shares used to pay the exercise price of an Option, (iii) shares delivered to or withheld by the Company to pay the withholding taxes related to an Option or a Stock Appreciation Right, or (iv) shares repurchased on the open market with the proceeds of an Option exercise. Shares subject to Awards that have been canceled, expired, forfeited or otherwise not issued under an Award and shares subject to Awards settled in cash shall not count as shares issued under this Plan.

6.   Options

(a)   *Option Awards.* Options may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Administrator. No Participant shall have any rights as a shareholder with respect to any Shares subject to Option hereunder until said Shares have been issued, except that the Administrator may authorize dividend equivalent accruals with respect to such Shares. Each Option shall be evidenced by an Award Agreement. Options granted pursuant to the Plan need not be identical but each Option must contain and be subject to the terms and conditions set forth below.

(b)   *Price.* The Administrator will establish the exercise price per Share under each Option, which, in no event will be less than the fair market value of the Shares on the date of grant; provided, however, that the exercise price per Share with respect to an Option that is granted in connection with a merger or other acquisition as a substitute or replacement award for options held by optionees of the acquired entity may be less than 100% of the market price of the Shares on the date such Option is granted if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition. The exercise price of any Option may be paid in Shares, cash or a combination thereof, as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the Shares issuable under an Option, the delivery of previously owned Shares and withholding of Shares deliverable upon exercise.

(c)   *No Repricing.* Other than in connection with a change in the Company's capitalization (as described in Section 12) the exercise price of an Option may not be reduced without shareholder approval (including canceling previously awarded Options and regranting them with a lower exercise price).

(d)   *Provisions Applicable to Options.* The date on which Options become exercisable shall be determined at the sole discretion of the Administrator and set forth in an Award Agreement. Unless provided otherwise in the applicable Award Agreement, to the extent that the Administrator determines that an approved leave of absence or employment on a less than full-time basis is not a termination of employment, the vesting period and/or exercisability of an

Option shall be adjusted by the Administrator during or to reflect the effects of any period during which the Participant is on an approved leave of absence or is employed on a less than full-time basis.

(e)   *Term of Options and Termination of Employment.* The Administrator shall establish the term of each Option, which in no case shall exceed a period of ten (10) years from the date of grant. Unless an Option earlier expires upon the expiration date established pursuant to the foregoing sentence, upon the termination of the Participant's employment, his or her rights to exercise an Option then held shall be only as follows, unless the Administrator specifies otherwise:

(1)   *Death.* Upon the death of a Participant while in the employ of the Company or any Subsidiary or while serving as a member of the Board, the Participant's Options then held shall be exercisable by his or her estate, heir or beneficiary at any time during the one (1) year period commencing on the date of death to the extent that the Options are exercisable as of that date. Any and all of the deceased Participant's Options that are not exercised during the one (1) year commencing on the date of death shall terminate as of the end of such one (1) year period. To the extent that any Option is not exercisable as of the date of death, such portion of the Option shall remain unexercisable and shall terminate as of such date.

If a Participant should die within thirty (30) days of his or her termination of employment with the Company and its Subsidiaries, an Option shall be exercisable by his or her estate, heir or beneficiary at any time during the one (1) year period commencing on the date of termination, but only to the extent of the number of Shares as to which such Option was exercisable as of the date of such termination. Any and all of the deceased Participant's Options that are not exercised during the one (1) year period commencing on the date of termination shall terminate as of the end of such one (1) year period. A Participant's estate shall mean his or her legal representative or other person who so acquires the right to exercise the Option by bequest or inheritance or by reason of the death of the Participant.

(2)   *Total and Permanent Disablement.* Upon termination of employment as a result of the Total and Permanent Disablement of any Participant, the Participant's Options then held shall be exercisable during the one (1) year period commencing on the date of termination to the extent that the Options are exercisable as of that date. Any and all Options that are not exercised during the one (1) year period commencing on the date of termination shall terminate as of the end of such one (1) year period. To the extent that any Option is not exercisable as of the date of termination, such portion of the Option shall remain unexercisable and shall terminate as of such date.

(3)   *Retirement.* Upon Retirement of a Participant, the Participant's Options then held shall be exercisable during the one (1) year period commencing on the date of Retirement. The number of Shares with respect to which the Options shall be exercisable shall equal the total number of Shares that were exercisable under the Participant's

Option on the date of his or her Retirement. Any and all Options that are not exercised during the one (1) year period commencing on the date of termination shall terminate as of the end of such one (1) year period. To the extent that any Option is not exercisable as of his or her Retirement, such portion of the Option shall remain unexercisable and shall terminate as of such date.

(4)   *Cause.* Upon the date of a termination of a Participant's employment for Cause, any Option that is unexercised prior to the date of termination shall terminate as of such date.

(5)   *Other Reasons.* Upon the date of a termination of a Participant's employment for any reason other than those stated above in Sections 6(e)(1), (e)(2), (e)(3) and (e)(4) or as described in Section 15, (A) to the extent that any Option is not exercisable as of such termination date, such portion of the Option shall remain unexercisable and shall terminate as of such date, and (B) to the extent that any Option is exercisable as of such termination date, such portion of the Option shall expire on the earlier of (i) ninety (90) days following such date and (ii) the expiration date of such Option.

(f)   *Incentive Stock Options.* Notwithstanding anything to the contrary in this Section 6, in the case of the grant of an Option intending to qualify as an Incentive Stock Option: (i) if the Participant owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company (a "10% Shareholder"), the exercise price of such Option must be at least 110 percent of the fair market value of the Shares on the date of grant and the Option must expire within a period of not more than five (5) years from the date of grant, and (ii) termination of employment will occur when the person to whom an Award was granted ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company and its Subsidiaries. Notwithstanding anything in this Section 6 to the contrary, options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Nonqualified Stock Options) to the extent that either (a) the aggregate fair market value of Shares (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (b) such Options otherwise remain exercisable but are not exercised within three (3) months of Termination of employment (or such other period of time provided in Section 422 of the Code).

7.   **Stock Appreciation Rights**

Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of other Awards granted under the Plan ("tandem SARs") or not in conjunction with other Awards ("freestanding SARs") and may, but need not, relate to a specific Option granted under Section 6. The provisions of Stock Appreciation Rights need not be the same with respect to each grant or each recipient. Any Stock Appreciation Right granted in tandem with an Award may be granted at the same time such Award is granted or at any time thereafter before exercise or expiration of such Award. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 6 and all tandem SARs shall have the same exercise price, vesting, exercisability, forfeiture and termination provisions as the Award to which they relate. Subject to the provisions of Section 6 and the immediately preceding sentence, the Administrator may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Shares, cash or a combination thereof, as determined by the Administrator and set forth in the applicable Award Agreement. Other than in connection with a change in the Company's capitalization (as described in Section 12) the exercise price of Stock Appreciation Rights may not be reduced without shareholder approval (including canceling previously awarded Stock Appreciation Rights and regranting them with a lower exercise price).

8. Restricted Stock and Restricted Stock Units

(a)   *Restricted Stock and Restricted Stock Unit Awards.* Restricted Stock and Restricted Stock Units may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Administrator. Restricted Stock is an award or issuance of Shares the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. Restricted Stock Units are Awards denominated in units of Shares under which the issuance of Shares is subject to such conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Unless determined otherwise by the Administrator, each Restricted Stock Unit will be equal to one Share and will entitle a Participant to either the issuance of Shares or payment of an amount of cash determined with reference to the value of Shares. To the extent determined by the Administrator, Restricted Stock and Restricted Stock Units may be satisfied or settled in Shares, cash or a combination thereof. Restricted Stock and Restricted Stock Units granted pursuant to the Plan need not be identical but each grant of Restricted Stock and Restricted Stock Units must contain and be subject to the terms and conditions set forth below.

(b)   *Contents of Agreement.* Each Award Agreement shall contain provisions regarding (i) the number of Shares or Restricted Stock Units subject to such Award or a formula for determining such number, (ii) the purchase price of the Shares, if any, and the means of payment, (iii) the performance criteria, if any, and level of achievement versus these criteria that shall determine the number of Shares or Restricted Stock Units granted, issued, retainable and/or vested, (iv) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Shares or Restricted Stock Units as may be determined from time to time by the Administrator, (v) the term of the performance period, if any, as to which performance will be measured for determining the number of such Shares or Restricted Stock Units, and (vi) restrictions on the transferability of the Shares or Restricted Stock Units. Shares issued under a Restricted Stock Award may be issued in the name of the Participant and held by the Participant or held by the Company, in each case as the Administrator may provide.

(c)   *Vesting and Performance Criteria.* The grant, issuance, retention, vesting and/or settlement of shares of Restricted Stock and Restricted Stock Units will occur when and in such installments as the Administrator determines or under criteria the Administrator establishes, which may include Qualifying Performance Criteria. The grant, issuance, retention, vesting and/or settlement of Shares under any such Award that is based on performance criteria and level of achievement versus such criteria will be subject to a performance period of not less than six months, except that the Administrator may provide for the satisfaction and/or lapse of all conditions under any such Award in the event of the Participant's death, disability, retirement or in connection with a change of control, and the Administrator may provide that any such restriction or limitation will not apply in the case of a Restricted Stock or Restricted Stock Unit Award that is issued in payment or settlement of compensation that has been earned by the Participant. Notwithstanding anything in this Plan to the contrary, the performance criteria for any Restricted Stock or Restricted Stock Unit that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code will be a measure based on one or more Qualifying Performance Criteria selected by the Administrator and specified when the Award is granted.

(d)   *Discretionary Adjustments and Limits.* Subject to the limits imposed under Section 162(m) of the Code for Awards that are intended to qualify as "performance based compensation," notwithstanding the satisfaction of any performance goals, the number of Shares granted, issued, retainable and/or vested under an Award of Restricted Stock or Restricted Stock Units on account of either financial performance or personal performance evaluations may, to the extent specified in the Award Agreement, be reduced by the Administrator on the basis of such further considerations as the Administrator shall determine.

(e)   *Voting Rights.* Unless otherwise determined by the Administrator, Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those shares during the period of restriction. Participants shall have no voting rights with respect to Shares underlying Restricted Stock Units unless and until such Shares are reflected as issued and outstanding shares on the Company's stock ledger.

(f)   *Dividends and Distributions.* Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those Shares, unless determined otherwise by the Administrator. The Administrator will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock and subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed or whether such dividends or distributions will be paid in cash. Shares underlying Restricted Stock Units shall be entitled to dividends or dividend equivalents only to the extent provided by the Administrator.

9.   Deferral of Gains

The Administrator may, in an Award Agreement or otherwise, provide for the deferred delivery of Shares upon settlement, vesting or other events with respect to Restricted Stock or Restricted Stock Units, or in payment or satisfaction of an Incentive Bonus. Notwithstanding anything herein to the contrary, in no event will any deferral of the delivery of Shares or any other payment with respect to any Award be allowed if the Administrator determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code.

10.   Conditions and Restrictions Upon Securities Subject to Awards

The Administrator may provide that the Shares issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Administrator in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Shares issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Shares already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation (i) restrictions under an insider trading policy or pursuant to applicable law, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Company equity compensation arrangements, (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers, and (iv) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

11.   Adjustment of and Changes in the Stock

The number and kind of Shares available for issuance under this Plan (including under any Awards then outstanding), and the number and kind of Shares subject to the individual limits set forth in Section 5 of this Plan, shall be adjusted by the Administrator as it determines appropriate to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of Shares of the Company outstanding. Such adjustment may be designed to comply with Section 425 of the Code or, except as otherwise expressly provided in Section 5(c) of this Plan, may be designed to treat the Shares available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction or to increase the number of such Shares to reflect a deemed reinvestment in Shares of the amount distributed to the Company's security holders. The terms of any outstanding Award may also be adjusted by the Administrator as to price, number or kind of Shares subject to such Award, vesting, and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards.

In the event there shall be any other change in the number or kind of outstanding Shares, or any stock or other securities into which such Shares shall have been changed, or for which it shall have been exchanged, by reason of a change of control, other merger, consolidation or otherwise, then the Administrator shall, in its sole discretion, determine the appropriate adjustment, if any, to be effected. In addition, in the event a change in control or of such other change described in this paragraph, the Administrator may accelerate the time or times at which any Award may be exercised and may provide for cancellation of such accelerated Awards that are not exercised within a time prescribed by the Administrator in its sole discretion.

No right to purchase fractional shares shall result from any adjustment in Awards pursuant to this Section 12. In case of any such adjustment, the Shares subject to the Award shall be rounded down to the nearest whole share. The Company shall notify Participants holding Awards subject to any adjustments pursuant to this Section 12 of such adjustment, but (whether or not notice is given) such adjustment shall be effective and binding for all purposes of the Plan.

12. Qualifying Performance-Based Compensation

(a) *General.* The Administrator may establish performance criteria and level of achievement versus such criteria that shall determine the number of Shares or units to be granted, retained, vested, issued or issuable pursuant to an Award, which criteria may be based on Qualifying Performance Criteria or other standards of financial performance and/or personal performance evaluations. A Performance Award may be identified as "Performance Share", "Performance Equity", "Performance Unit" or other such term as chosen by the Administrator. In addition, the Administrator may specify that an Award or a portion of an Award is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code, provided that the performance criteria for such Award or portion of an Award that is intended by the Administrator to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria selected by the Administrator and specified at the time the Award is granted. The Administrator shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting of any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code. Notwithstanding satisfaction of any performance goals, the number of Shares issued under or the amount paid under an award may, to the extent specified in the Award Agreement, be reduced by the Administrator on the basis of such further considerations as the Administrator in its sole discretion shall determine.

(b) *Qualifying Performance Criteria.* For purposes of this Plan, the term "Qualifying Performance Criteria" shall mean any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a preestablished target, to previous years' results or to a designated comparison group, in each case as specified by the Administrator: (i) cash flow (before or after dividends), (ii) earning or earnings per share (including earnings before interest, taxes, depreciation and amortization), (iii) stock price, (iv) return on equity, (v) total shareholder return, (vi) return on capital or investment (including return on total capital, return on invested capital, or return on investment), (vii) return on assets or net assets, (viii) market capitalization, (ix) economic value added, (x) debt leverage (debt to capital), (xi) revenue, (xii) income or net income, (xiii) operating income, (xiv) operating profit or net operating profit, (xv) operating margin or profit margin, (xvi) return on operating revenue, (xvii) cash from operations, (xviii) operating ratio, (xix) operating revenue, (xx) NSR and/or Total backlog, (xxi) days sales outstanding, or (xxii) customer service. To the extent consistent with Section 162(m) of the Code, the Administrator (A) shall appropriately adjust any evaluation of performance under Qualifying Performance Criteria to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the acquisition or disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with standards established by opinion No. 30 of the Accounting Principles Board (APA Opinion No. 30) or other applicable or successor accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements or notes to the financial statements, and (B) may appropriately adjust any evaluation of performance under Qualifying Performance Criteria to exclude any of the following events that occur during a performance period: (i) asset write-downs, (ii) litigation, claims, judgments or settlements, (iii) the effect of changes in tax law or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) accruals of any amounts for payment under this Plan or any other compensation arrangement maintained by the Company.

13.   Transferability

Each Award may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime. Notwithstanding the foregoing, to the extent permitted by the Administrator, the person to whom an Award is initially granted (the "Grantee") may transfer an Award to any "family member" of the Grantee (as such term is defined in Section 1 (a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as amended ("Form S-8")), to trusts solely for the benefit of such family members and to partnerships in which such family members and/or trusts are the only partners; provided that, (i) as a condition thereof, the transferor and the transferee must execute a written agreement containing such terms as specified by the Administrator, and (ii) the transfer is pursuant to a gift or a domestic relations order to the extent permitted under the General Instructions to Form S-8. Except to the extent specified otherwise in the agreement the Administrator provides for the Grantee and transferee to execute, all vesting, exercisability and forfeiture provisions that are conditioned on the Grantee's continued employment or service shall continue to be determined with reference to the Grantee's employment or service (and not to the status of the transferee) after any transfer of an Award pursuant to this Section 14, and the responsibility to pay any taxes in connection with an Award shall remain with the Grantee notwithstanding any transfer other than by will or intestate succession.

14. Suspension or Termination of Awards

Except as otherwise provided by the Administrator, if at any time (including after a notice of exercise has been delivered or an award has vested) the Chief Executive Officer or any other person designated by the Administrator (each such person, an "Authorized Officer") reasonably believes that a Participant may have committed an Act of Misconduct as described in this Section 15, the Authorized Officer, Administrator or the Board may suspend the Participant's rights to exercise any Option, to vest in an Award, and/or to receive payment for or receive Shares in settlement of an Award pending a determination of whether an Act of Misconduct has been committed.

If the Administrator or an Authorized Officer determines a Participant has committed an act of embezzlement, fraud, dishonesty, nonpayment of any obligation owed to the Company or any Subsidiary, breach of fiduciary duty, violation of Company ethics policy or code of conduct, or deliberate disregard of the Company or Subsidiary rules resulting in loss, damage or injury to the Company or any Subsidiary, or if a Participant makes an unauthorized disclosure of any Company or Subsidiary trade secret or confidential information, solicits any employee or service provider to leave the employ or cease providing services to the Company or any Subsidiary, breaches any intellectual property or assignment of inventions covenant, engages in any conduct constituting unfair competition, breaches any non-competition agreement, induces any Company or Subsidiary customer to breach a contract with the Company or any Subsidiary or to cease doing business with the Company or any Subsidiary, or induces any principal for whom the Company or any Subsidiary acts as agent to terminate such agency relationship (any of the foregoing acts, an "Act of Misconduct"), then except as otherwise provided by the Administrator, (i) neither the Participant nor his or her estate nor transferee shall be entitled to exercise any Option or Stock Appreciation Right whatsoever, vest in or have the restrictions on an Award lapse, or otherwise receive payment of an Award, (ii) the Participant will forfeit all outstanding Awards and (iii) the Participant may be required, at the Administrator's sole discretion, to return and/or repay to the Company any then unvested Shares previously issued under the Plan. In making such determination, the Administrator or an Authorized Officer shall give the Participant an opportunity to appear and present evidence on his or her behalf at a hearing before the Administrator or its designee or an opportunity to submit written comments, documents, information and arguments to be considered by the Administrator. Any dispute by a Participant or other person as to the determination of the Administrator shall be resolved pursuant to Section 23 of the Plan.

15. Compliance with Laws and Regulations

This Plan, the grant, issuance, vesting, exercise and settlement of Awards thereunder, and the obligation of the Company to sell, issue or deliver Shares under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant's name or deliver any Shares prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Administrator shall determine to be necessary or advisable. To the extent the Company is unable to or the Administrator deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, the Company and its Subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Shares shall be issued and/or transferable under any other Award unless a registration statement with respect to the Shares underlying such Option is effective and current or the Company has determined that such registration is unnecessary.

In the event an Award is granted to or held by a Participant who is employed or providing services outside the United States, the Administrator may, in its sole discretion, modify the provisions of the Plan or of such Award as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Administrator may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to comply with such foreign law and/or to minimize the Company's obligations with respect to tax equalization for Participants employed outside their home country.

16.   Withholding

To the extent required by applicable federal, state, local or foreign law, a Participant shall be required to satisfy, in a manner satisfactory to the Company, any withholding tax obligations that arise by reason of an Option exercise, disposition of Shares issued under an Incentive Stock Option, the vesting of or settlement of an Award, an election pursuant to Section 83(b) of the Code or otherwise with respect to an Award. The Company and its Subsidiaries shall not be required to issue Shares, make any payment or to recognize the transfer or disposition of Shares until such obligations are satisfied. The Administrator may provide for or permit the minimum statutory withholding obligations to be satisfied through the mandatory or elective sale of Shares and/or by having the Company withhold a portion of the Shares that otherwise would be issued to him or her upon exercise of the Option or the vesting or settlement of an Award, or by tendering Shares previously acquired.

17.   Administration of the Plan

(a)   *Administrator of the Plan.* The Plan shall be administered by the Administrator who shall be the Compensation Committee of the Board or, in the absence of a Compensation Committee, a properly constituted Compensation Committee or the Board itself. Any power of the Administrator may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 or cause an Award designated as a Performance Award not to qualify for treatment as performance-based compensation under Section 162(m) of the Code. To the extent that any permitted action taken by the Board conflicts with action taken by the Administrator, the Board action shall control. The Compensation Committee may by resolution authorize one or more officers of the Company to perform any or all things that the Administrator is authorized and empowered to do or perform under the Plan, and for all purposes under this Plan, such officer or officers shall be treated as the Administrator; provided, however, that the resolution so authorizing such officer or officers shall specify the total number of Awards (if any) such officer or officers may award pursuant to such delegated authority, and any such Award shall be subject to the form of Option agreement theretofore approved by the Compensation and Organization Committee. No such officer shall designate himself or herself as a recipient of any Awards granted under authority delegated to such officer. In addition, the Compensation Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any Subsidiary, and/or to one or more agents.

(b)   *Powers of Administrator.* Subject to the express provisions of this Plan, the Administrator shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including, without limitation: (i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein; (ii) to determine which persons are Participants, to which of such Participants, if any, Awards shall be granted hereunder and the timing of any such Awards; (iii) to grant Awards to Participants and determine the terms and conditions thereof, including the number of Shares subject to Awards and the exercise or purchase price of such Shares and the circumstances under which Awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events (including events which constitute a change of control), or other factors; (iv) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award; (v) to prescribe and amend the terms of the agreements or other documents evidencing Awards made under this Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan; (vi) to determine whether, and the extent to which, adjustments are required pursuant to Section 12; (vii) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions in good faith and for the benefit of the Company; and (viii) to make all other determinations deemed necessary or advisable for the administration of this Plan.

(c)   *Determinations by the Administrator.* All decisions, determinations and interpretations by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of or operation of any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

(d)   *Subsidiary Awards.* In the case of a grant of an Award to any Participant employed by a Subsidiary, such grant may, if the Administrator so directs, be implemented by the Company issuing any subject Shares to the Subsidiary, for such lawful consideration as the Administrator may determine, upon the condition or understanding that the Subsidiary will transfer the Shares to the Participant in accordance with the terms of the Award specified by the Administrator pursuant to the provisions of the Plan. Notwithstanding any other provision hereof, such Award may be issued by and in the name of the Subsidiary and shall be deemed granted on such date as the Administrator shall determine.

18.   Amendment of the Plan or Awards

The Board may amend, alter or discontinue this Plan and the Administrator may amend, or alter any agreement or other document evidencing an Award made under this Plan but, except as provided pursuant to the provisions of Section 12, no such amendment shall, without the approval of the shareholders of the Company:

(a)   increase the maximum number of Shares for which Awards may be granted under this Plan;

(b)   reduce the price at which Options may be granted below the price provided for in Section 6(a);

(c)   reduce the exercise price of outstanding Options;

(d)   extend the term of this Plan;

(e)   change the class of persons eligible to be Participants;

(f)   otherwise amend the Plan in any manner requiring shareholder approval by law or under the Nasdaq listing requirements; or

(g)   increase the individual maximum limits in Sections 5(c) and (d).

No amendment or alteration to the Plan or an Award or Award Agreement shall be made which would impair the rights of the holder of an Award, without such holder's consent, provided that no such consent shall be required if the Administrator determines in its sole discretion and prior to the date of any change of control that such amendment or alteration either is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard.

19.   No Liability of Company

The Company and any Subsidiary or affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant or any other person as to: (i) the non-issuance or sale of Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction or the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder; and (ii) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Award granted hereunder.

20.   Non-Exclusivity of Plan

Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Company for approval shall be construed as creating any limitations to the power of the Board or the Administrator to adopt such other incentive arrangements as either may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under this Plan or an arrangement not intended to qualify under Code Section 162(m), and such arrangements may be either generally applicable or applicable only in specific cases.

21.   Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Utah and applicable federal law. Any reference in this Plan or in the agreement or other document evidencing any Awards to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

22.   No Right to Employment, Reelection or Continued Service

Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries and/or its affiliates to terminate any Participant's employment, service on the Board or service for the Company at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any Subsidiary and/or its affiliates. Subject to Sections 4 and 19, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, its Subsidiaries and/or its affiliates.

23.   Market Standoff

To the extent requested by the Company and any underwriter of securities of the Company in connection with a firm commitment underwriting, no holder of any Shares received as part of an Award will sell or otherwise transfer any such Shares not included in such underwriting, or not previously registered pursuant to a registration statement filed under the Securities Act of 1933, during the one hundred eighty (180) day period following the effective date of the registration statement filed with the Securities and Exchange Commission in connection with such offering, which period may be reduced in the sole discretion of the Company.

24.   Unfunded Plan

The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Administrator or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

[The remainder of this page intentionally left blank]

CLEARONE COMMUNICATIONS, INC.
Proxy for Annual Meeting of Shareholders
November 20, 2007

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of ClearOne Communications, Inc., a Utah corporation (the "Company"), hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, each dated October 1, 2007, and hereby appoints Zeynep Hakimoglu and Greg A. LeClaire, proxies and attorneys-in-fact, with full power to each of substitution in behalf of and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Shareholders to be held on November 20, 2007, at 9:00 A.M. MST, at the Company's corporate offices, 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116, and at any postponement or adjournment thereof, and to vote all shares of Common Stock which the undersigned would be entitled to vote, if then and there personally present, on the matters set forth below.

A majority of such attorneys or substitutes as shall be present and shall act at said meeting or any postponement or adjournment thereof (or, if only one shall be present and act, then that one) shall have and may exercise all the powers of said attorneys-in-fact hereunder. In addition to the following proposals, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any postponement or adjournment thereof.

	FOR	**WITHHOLD VOTE**
I. ELECTION OF DIRECTORS		
Brad R. Baldwin	____	____
Zeynep "Zee" Hakimoglu	____	____
Larry R. Hendricks	____	____
Scott M. Huntsman	____	____
Mark here to vote for the entire slate of nominees listed above	____	____

II. APPROVAL OF THE CLEARONE COMMUNICATIONS, INC. 2007 EQUITY INCENTIVE PLAN

FOR __   **AGAINST __**   **ABSTAIN ___**

III. To Transact such other business as may properly come before the Annual Meeting

(Continued for signature on reverse side)

[Reverse side of proxy card]

THIS PROXY, WILL BE VOTED AS DIRECTED OR, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED FOR ALL DIRECTORS SET FORTH HEREIN, AND AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY COME BEFORE THE MEETING.

_____
Date

_____
Signature (if held jointly)

_____
Signature

_____
Name of Shareholder (please print)

_____
Title (if any)

(This proxy should be marked, dated, signed by each shareholder exactly as such shareholder's name appears hereon and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.)